July 31, 2009

Via EDGAR

Mr. Lyn Shenk
Branch Chief
Division of Corporate Finance
U.S. Securities and Exchange Commission
CF/AD5
100 F Street, NE
Washington, DC  20549-3561

RE:	Triumph Group, Inc.
Form 8-K Furnished October 29, 2008
Form 10-K for the Year Ended March 31, 2009
File Number: 001-12235

Dear Mr. Shenk:

This letter responds to the comments set forth in your letter dated July 17, 2009 to Mr. M. David Kornblatt, Senior Vice President, Chief Financial Officer and Treasurer of Triumph Group, Inc. (the “Company”), regarding the Company’s reports listed above.  For your convenience, we have restated each of the Staff’s comments and have provided the Company’s response below to each comment.

Form 8-K Furnished October 29, 2008

Exhibit 99.1

1.                                      We note your response to our prior comment number 2. In the third paragraph of your proposed revised disclosure you state that management believes EBITDA provides useful information [to investors] with respect to your “overall operating performance” because its assists in “comparisions of your operating performance on a consistent basis by removing non-operating items and the impact of depreciation and amortization” (i.e., operating items). It is not clear to how this non-GAAP measure, which eliminates operating expenses, provides useful information with respect to your “overall” operating performance. In addition, given that you consistently incur depreciation and amortization expenses, it is also not clear why you believe that these expenses should be eliminated to assist in comparisons of your operating performance on a “consistent” basis. In the fourth paragraph of your proposed revised disclosure you state that depreciation and amortization limit the comparability of your results to prior years, but you do not explain why. You also state that these costs limit the comparability of your results to other companies because differences in the ages and depreciation methods of assets can result in variability in costs among companies. This is the same explanation you provided in your prior response, to which we responded that we could not concur that investors should disregard certain of your expenses because they differ in amount from other companies. Further, it does not appear that your proposed revised disclosure is responsive to our last comment that your disclosure should state specifically why you believe investors should disregard each of your eliminated items. It is also not clear why you continue to believe this measure is useful to investors given the first sentence in your response, which states that you agree that the eliminated items should not be disregarded by investors. For the aforementioned reasons, we do not believe you have sufficiently justified the use of this non-GAAP measure. Therefore, please discontinue use of this measure in future Form 8-Ks.

RESPONSE:

In response to the Staff’s comment and discussions with the Staff, we have removed all of the EBITDA disclosures previously disclosed in our earnings releases provided on Form 8-K. Instead we have provided a disclosure of EBITDA as a non-GAAP liquidity measure, which has been reconciled to cash flows from operating activities defined under FASB Statement 95, Statement of Cash Flows. We have attached a copy of our press release dated July 29, 2009 which provides the revised EBITDA disclosure as a liquidity measure in response to the Staff’s comments.

Form 10-K for the Year Ended March 31, 2009

Management’s Discussion and Analysis
Liquidity and Capital Resources, page 35

2.                                      In connection with the response to our prior comment number 14 in your letter dated February 24, 2009, we note that your disclosure in regard to the increased cash flow from operations between 2009 and 2008 of $93.9 million, or 195.2%. Of this increase, $25.8 million is attributable to increased net income. Given the significance of the increase, we believe a more thorough analysis of the underlying drivers causing the change should be provided and quantified as appropriate. For example, it appears that a detailed discussion of the factors affecting cash collection efforts, cash disbursements (and the nature of such disbursements) and inventory utilization as cited in your disclosure would provide investors with meaningful information, along with any trend information reflected by these items. Significant changes in results of operations may, to a certain extent, be an indicator of the basis for changes in cash flow from operations. However, please note that reference to results of operations prepared on an accrual basis of accounting, may not provide a sufficient basis for an investor to analyze changes in cash from operating activities in terms of cash. Accordingly, your disclosure should be supplemented with a discussion in terms of cash of the factors materially contributing to the changes. Please take the above into consideration in future filings.

2

RESPONSE:

We understand the Staff’s comment and confirm that we will provide specific disclosure about significant changes in cash flows in future filings.

In connection with the responses above, the Company acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosures in its filings;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions regarding the foregoing to the undersigned at (610) 251-1000.

Sincerely,

/s/ M. David Kornblatt
M. David Kornblatt
Executive Vice President, Chief Financial Officer and Treasurer

3

Triumph Group, Inc.

NEWS RELEASE

Contact:
Sheila Spagnolo
Vice President
Phone (610) 251-1000
sspagnolo@triumphgroup.com

TRIUMPH GROUP REPORTS

FIRST QUARTER FISCAL 2010 RESULTS

•                  Net sales for first quarter fiscal 2010 were $316.1 million, a decrease of 1%

•                  Income from continuing operations for first quarter fiscal 2010 was $21.5 million, or $1.30 per diluted share

•                  Net income for first quarter fiscal 2010 was $18.0 million, or $1.09 per diluted share

•                  Backlog increased 3% over prior year to $1.3 billion

•                  Cash flow from operations for first quarter fiscal 2010 increased 118% to $32.5 million

Wayne, PA — July 29, 2009 — Triumph Group, Inc. (NYSE: TGI) today reported that net sales for the first quarter of the fiscal year ending March 31, 2010 totaled $316.1 million, a one percent decrease from last year’s first quarter net sales of $320.6 million.  Income from continuing operations for the first quarter of fiscal year 2010 was $21.5 million, or $1.30 per diluted share, versus $25.1 million, or $1.48 per diluted share, for the first quarter of the prior year.  Net income for the first quarter of fiscal year 2010 was $18.0 million, or $1.09 per diluted share, versus $23.9 million, or $1.41 per diluted share, for the first quarter of the prior year.  The loss from discontinued operations for the quarter included an impairment charge of $2.5 million.  The number of shares used in computing diluted earnings per share for the first quarter of fiscal year 2010 was 16.6 million shares.   During the quarter, the company generated $32.5 million of cash flow from operations.  The results for the quarter included $1.5 million of incremental non-cash interest expense associated with the adoption of APB 14-1, which required a change in the accounting for convertible debt interest, and approximately $1.0 million of start up costs related to the Mexican facility. Prior year period results were also restated to reflect the adoption of APB 14-1, resulting in an incremental $1.5 million of interest expense over the previously reported amount.

- More -

Aerospace Systems

The Aerospace Systems segment reported net sales for the quarter of $260.0 million compared to $258.2 million in the prior year period, an increase of one percent.  Organic sales decreased nine percent over the prior year due to the reduction in demand for business jets, the softening of the regional jet market and program delays on the 747-8 and 787 aircraft.  Operating income for the first quarter of fiscal year 2010 was $41.8 million, compared to $46.1 million for the prior year period.  Operating income for the quarter included $1.1 million of legal expenses associated with the ongoing trade secret litigation.

Aftermarket Services

The Aftermarket Services segment reported net sales for the quarter of $57.8 million compared to $63.0 million in the prior year, a decrease of eight percent primarily due to lower passenger and freight traffic combined with airline inventory de-stocking.   Operating income for the first quarter of fiscal year 2010 was $2.4 million, compared to $3.9 million for the prior year period.  While operating performance at the Phoenix APU businesses greatly improved during the quarter, their results continued to be dilutive to the segment’s results. In addition, the quarter included $0.3 million of expenses incurred to shut down a service facility in Austin, Texas.

Outlook

Commenting on the company’s performance and its outlook, Richard C. Ill, Triumph’s Chairman and Chief Executive Officer, said, “We are proud of the results we achieved this quarter despite weak global economic conditions.  While some of our end markets, particularly business jets, were clearly challenged, our commercial and military sales continued to grow and the operating margin in our Aerospace Systems Group remained strong.  In addition, our cash flow was outstanding and our working capital management continued to improve.  These key elements position us well to capitalize on new opportunities, such as the recently announced award of the Bell Helicopter 429 transmission program.”

“Based on current projected aircraft production rates, we are maintaining our prior guidance that earnings per share from continuing operations for the fiscal year will be approximately $5.00 per diluted share.”

As previously announced, Triumph Group will hold a conference call tomorrow at 11:00 a.m. (ET) to discuss the fiscal year 2010 first quarter results.  The conference call will be available live and archived on the company’s website at http://www.triumphgroup.com.  A slide presentation will be included with the audio portion of the webcast.  An audio replay will be available from July 30th until August 6th by calling (888) 266-2081 (Domestic) or (703) 925-2533 (International), passcode #1378637.

Triumph Group, Inc., headquartered in Wayne, Pennsylvania, designs, engineers, manufactures, repairs and overhauls aircraft components and accessories.  The company serves a broad, worldwide spectrum of the aviation industry, including original equipment manufacturers of commercial, regional, business and military aircraft and aircraft components, as well as commercial and regional airlines and air cargo carriers.

More information about Triumph can be found on the company’s website at http://www.triumphgroup.com.

Statements in this release which are not historical facts are forward-looking statements under the provisions of the Private Securities Litigation Reform Act of 1995, including expectations of future aerospace market conditions, aircraft production rates, financial and operational performance, revenue and earnings growth, and earnings results for fiscal 2010.  All forward-looking statements involve risks and uncertainties which could affect the company’s actual results and could cause its actual results to differ

- More -

materially from those expressed in any forward looking statements made by, or on behalf of, the company.  Further information regarding the important factors that could cause actual results to differ from projected results can be found in Triumph’s reports filed with the SEC, including our Annual Report on Form 10-K for the fiscal year ended March 31, 2009.

FINANCIAL DATA (UNAUDITED) ON FOLLOWING 6 PAGES

- More -

FINANCIAL DATA  (UNAUDITED)

TRIUMPH GROUP, INC. AND SUBSIDIARIES

(in thousands, except per share data)

CONDENSED STATEMENTS OF INCOME

	Three Months Ended
	June 30,
	2009	2008

Net sales	$316,130	$320,556

Operating income	37,870	43,328

Interest expense and other	5,326	4,968
Income tax expense	11,023	13,291

Income from continuing operations	21,521	25,069
Loss from discontinued operations, net of tax	(3,482)	(1,203)

Net income	$18,039	$23,866

Earnings per share - basic:

Income from continuing operations	$1.31	$1.53
Loss from discontinued operations	$(0.21)	$(0.07)
Net income	$1.10	$1.46

Weighted average common shares outstanding - basic	16,432	16,373

Earnings per share - diluted:

Income from continuing operations	$1.30	$1.48
Loss from discontinued operations	$(0.21)	$(0.07)
Net income	$1.09	$1.41

Weighted average common shares outstanding - diluted	16,611	16,891

Dividends declared and paid per common share	$0.04	$0.04

-More-

FINANCIAL DATA (UNAUDITED)

TRIUMPH GROUP, INC. AND SUBSIDIARIES

(dollars in thousands, except per share data)

BALANCE SHEET

	June 30,	March 31,
	2009	2009
Assets
Cash	$30,854	$14,478
Accounts receivable, net	194,687	209,463
Inventory	391,078	389,348
Rotable assets	26,257	25,652
Deferred income taxes	1,777	1,727
Assets held for sale	24,555	27,695
Prepaid income taxes	0	4,434
Prepaid expenses and other	7,414	6,021
Current assets	676,622	678,818

Property and equipment, net	329,890	332,467
Goodwill	463,471	459,541
Intangible assets, net	106,281	108,350
Other	11,666	12,031

Total assets	$1,587,930	$1,591,207

Liabilities & Stockholders’ Equity

Accounts payable	$93,192	$103,711
Accrued expenses	95,617	109,580
Liabilities related to assets held for sale	3,060	4,283
Income taxes payable	2,395	0
Current portion of long-term debt	15,601	89,085
Current liabilities	209,865	306,659

Long-term debt, less current portion	437,838	370,311
Income taxes payable, non-current	2,934	2,917
Deferred income taxes and other	118,890	118,044

Stockholders’ Equity:
Common stock, $.001 par value, 100,000,000 shares authorized, 16,824,737 and 16,763,984 shares issued	16	16
Capital in excess of par value	318,031	317,053
Treasury stock, at cost, 159,038 and 174,417 shares	(8,727)	(9,785)
Accumulated other comprehensive loss	4,351	(2,233)
Retained earnings	504,732	488,225
Total stockholders’ equity	818,403	793,276

Total liabilities and stockholders’ equity	$1,587,930	$1,591,207

-More-

FINANCIAL DATA (UNAUDITED)

TRIUMPH GROUP, INC. AND SUBSIDIARIES

(dollars in thousands)

SEGMENT DATA

	Three Months Ended
	June 30,
	2009	2008

Net sales:
Aerospace Systems	$259,973	$258,232
Aftermarket Services	57,784	62,968
Elimination of inter-segment sales	(1,627)	(644)
	$316,130	$320,556

Operating income (loss):
Aerospace Systems	$41,845	$46,070
Aftermarket Services	2,423	3,887
Corporate	(6,398)	(6,629)
	$37,870	$43,328

Depreciation and amortization:
Aerospace Systems	$10,702	$8,603
Aftermarket Services	3,256	3,503
Corporate	118	67
	$14,076	$12,173

Capital expenditures:
Aerospace Systems	$5,512	$9,154
Aftermarket Services	1,030	2,147
Corporate	531	62
	$7,073	$11,363

-More-

FINANCIAL DATA  (UNAUDITED)

TRIUMPH GROUP, INC. AND SUBSIDIARIES

(dollars in thousands)

Non-GAAP Disclosures

This press release includes a discussion of Earnings before Interest, Taxes, Depreciation and Amortization (“EBITDA”), which is a non-GAAP financial measure. The Company believes this non-GAAP financial measure provides additional important supplemental information to investors. This non-GAAP financial measure reflects an additional way of viewing aspects of Triumph’s operations that, when viewed with the GAAP results and the accompanying reconciliation to corresponding GAAP financial measures, provides a meaningful comparison to operations in prior periods and a more detailed understanding of factors and trends affecting Triumph’s business and results of operations. The Company does not intend for this non-GAAP financial measure to be considered in isolation or as a substitute for the related GAAP measures.

Investors, prospective investors, rating agencies, and securities analysts regularly request EBITDA as a supplemental analytical measure to, and in conjunction with, our GAAP financial data. We understand that these investors use EBITDA, among other things, to assess our ability to service our existing debt and to incur debt in the future, to assess our ability to fund capital expenditures, to assess our ability to fund future acquisitions, and to gain insight into the manner in which the Company’s management and board of directors analyze our performance. The items excluded from EBITDA, but included in the calculation of reported net income, are significant components of the consolidated statement of income, and must be considered in performing a comprehensive assessment of our results of operations and liquidity. In addition, the Company expects to continue to incur expenses similar to the non-GAAP adjustments described above, and exclusion of these items from the Company’s non-GAAP measures should not be construed as an inference that these costs are unusual, infrequent or non-recurring. Management believes that EBITDA provides useful information to the investment community about the Company’s financial performance when compared to the companies within the industry since EBITDA is a generally recognized standard for reporting operating performance.

Our management and board of directors also use EBITDA as a supplemental measure to our GAAP financial data for purposes broadly similar to our investors. Management believes EBITDA provides useful information for measuring its overall operating performance, assessing debt service capacity and ability to fund capital expenditures because it assists in comparisons of the Company’s operating performance on a consistent basis by removing non-operating items and the impact of significant non-cash items, and items that are incurred in connection with the financing activities of a business. Company management also uses this information to evaluate operating performance in relation to Triumph’s competitors and a s a basis for measuring operating performance for management compensation purposes. The Company’s credit facility uses EBITDA to measure compliance with covenants such as interest coverage and debt incurrence. EBITDA is also used by us to evaluate and is the basis for the valuation of potential and recent acquisition candidates; as an input in determining the fair value of our reporting units as part of our annual test of impairment of goodwill; for planning purposes, including the preparation of internal budgets, allocating resources to enhance financial performance, evaluating the effectiveness of operational strategies; and, for evaluating the Company’s capacity to fund capital expenditures and expand its business.

EBITDA excludes, among other things, the effect of the non-cash charges of depreciation and amortization, which is a significant component of our reported GAAP results. Depreciation and amortization expenses limit the comparability of the results of our consolidated and segment operations to prior years and to other companies, since the Company has been highly acquisitive in recent years having completed four acquisitions in March 2009. Furthermore, the depreciation and amortization expenses may limit the comparability to future periods as well since acquisition and capital investment may vary significant from period to period. This comparability is limited further because companies utilize productive assets of different ages and use different methods of both acquiring and depreciating productive assets. Differences in acquisition activity and capital assets can result in considerable variability in the relative costs of productive assets and the depreciation and amortization expense among companies. The earnings before depreciation and amortization expense could be reinvested in the operations or, in the Company’s discretion, could be utilized for other purposes (e.g., acquisition and debt service). EBITDA also excludes interest expense, which can vary significantly from period to period and among companies due in part to (i) variations in hedging strategy of debt, (ii) variability in the mix of fixed rate and floating rate debt, (iii) differences in the capital structure among periods and companies, and (iv) the creditworthiness of borrowers. Finally, EBITDA excludes income tax expense, which can also vary significantly from period to period and among other companies within the industry. Historically, the Company’s income tax expense has been significantly greater than income taxes paid, principally due to higher deductible depreciation expense for tax purposes. Additionally, the amount of the deferred tax provisions can vary significantly from period to period and among other companies in the industry, since the Company’s significant historical acquisitions have resulted in tax deductions for amortization of intangible recognized in business combinations that are deductible for tax purposes but not for financial statement purposes. Accordingly and for reasons noted herein, EBITDA may be useful as a supplemental measure to GAAP financial data for assessing profitability, demonstrating liquidity and comparing results among periods and industry competitors.

-More-

FINANCIAL DATA  (UNAUDITED)

TRIUMPH GROUP, INC. AND SUBSIDIARIES

(dollars in thousands)

Non-GAAP Disclosures (continued)

However, when analyzing the Company’s operating performance, management uses EBITDA in addition to, and not as an alternative for, net income determined in accordance with GAAP. EBITDA has limitations as an analytical tool, and should not be considered in isolation. Some of these limitations are: (a) EBITDA does not reflect changes in, or cash requirements for, the Company’s working capital needs; (b) EBITDA does not reflect the significant interest expense, or cash requirements necessary to service interest or principal payments, on the Company’s debts; and (c) although depreciation and amortization are non-cash charges, the asset being depreciated and amortized may have to be replaced in the future, and EBITDA does not reflect any cash requirements for such capital expenditures.

Because of these limitations, EBITDA should not be considered as a measure of discretionary cash available to invest in the growth of Triumph’s business or as a measure of cash that will be available to Triumph to meet its obligations. Because of these limitations, management relies primarily on Triumph’s GAAP results and uses EBITDA only supplementally.

	Three Months Ended
	June 30,
	2009	2008
Reconciliation of EBITDA to net cash provided by operating activities:
EBITDA	$51,946	$55,501
Interest expense and other	(5,326)	(4,968)
Provision for income taxes	(11,023)	(13,291)
Loss from discontinued operations, net	(3,482)	(1,203)
Deferred income taxes	1,192	3,748
Changes in operating assets and liabilities	(7,811)	(27,125)
Changes in discontinued operations	4,126	(795)
Other items, net	2,862	3,047

Net cash provided by operating activities	$32,484	$14,914

-More-

FINANCIAL DATA  (UNAUDITED)

TRIUMPH GROUP, INC. AND SUBSIDIARIES

(dollars in thousands)

Non-GAAP Disclosures (continued)

We use “Net Debt to Capital” as a measure of financial leverage.  The following table sets forth the computation of Net Debt to Capital:

	June 30,	March 31,
	2009	2009
Calculation of Net Debt
Current portion	$15,601	$89,085
Long-term debt	437,838	370,311
Total debt	453,439	459,396
Less: Cash	30,854	14,478
Net debt	$422,585	$444,918

Calculation of Capital
Net debt	$422,585	$444,918
Stockholders’ equity	818,403	793,276
Total capital	$1,240,988	$1,238,194

Percent of net debt to capital	34.1%	35.9%

######